06004896

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AB 3/17/06

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65797

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: HARMON & CO., LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

888 7TH AVENUE, 34TH FL
(No. and Street)

NEW YORK (City) NY (State) 10019 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JAMES HARMON 212 583-1100 EXT 234
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

TANTON AND COMPANY LLP
(Name – *if individual, state last, first, middle name*)

37 WEST 57TH STREET, 5TH FL (Address) NEW YORK (City) NY (State) 10019 (Zip Code)

PROCESSED
MAY 02 2006
THOMSON FINANCIAL

SEC MAIL PROCESSING SECTION RECEIVED FEB 28 2006 WASH, D.C. 203

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, JAMES HARMON, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of HARMON & CO., LLC, as of DECMEBER 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MELANEA COLONNA
Notary Public, State of New York
No. 01CO6014729
Qualified in Nassau County
Commission Expires October 19, 2006

Notary Public

Signature

SOLE MEMBER

Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

HARMON & CO., LLC

AUDITED FINANCIAL STATEMENTS

AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2005

TANTON AND COMPANY, LLP

HARMON & CO., LLC

REPORT PURSUANT TO RULE 17a-5(d)

AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2005

HARMON & CO., LLC

TABLE OF CONTENTS

TANTON
AND
COMPANY, LLP
Accountants & Consultants

INDEPENDENT AUDITORS' REPORT

To the Sole Member of Harmon & Co., LLC

We have audited the accompanying statement of financial condition of Harmon & Co., LLC (a single member LLC) as of December 31, 2005, and the related statements of income, changes in member's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to in the first paragraph above present fairly, in all material respects, the financial position of Harmon & Co., LLC. as of December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 13 and 14 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the

37 West 57th Street • 5th Floor • New York, N.Y. 10019, Tel: (212) 583-1100, Fax: (212) 583-1107

basic financial statements taken as a whole and in conformity with the rules of the Securities and Exchange Commission.

Tanton and Company LLP

Certified Public Accountants

New York, New York
February 15, 2006

HARMON & CO., LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2005

ASSETS

CURRENT ASSETS	
Cash and cash equivalents	$ 192,533
Prepaid expenses	46,410
Accounts receivable	516,137
Loans receivable	2,005,000
TOTAL CURRENT ASSETS	2,760,080
PROPERTY AND EQUIPMENT, NET	115,317
OTHER ASSETS	
Restricted cash	245,000
Accounts receivable, due after 1 year	400,000
Convertible bonds, at 7.5% Imara Capital Partners	200,000
Investment in Imara Capital Partners - managed investments	203,294
Capitalized costs of broker dealer license, net of $8,956 of amortization	58,214
TOTAL OTHER ASSETS	1,106,508
TOTAL ASSETS	$ 3,981,905

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES	
Accounts payable and accrued expenses	$ 23,572
TOTAL LIABILITIES	23,572
COMMITMENTS AND CONTINGENCIES	-
MEMBER'S EQUITY	
Member capital	$ 2,666,286
Retained earnings	1,292,047
TOTAL MEMBER'S EQUITY	3,958,333
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 3,981,905

The accompanying notes are an integral part of these financial statements

HARMON & CO., LLC

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2005

REVENUES		
Advisory fee revenue	$	2,282,816
Unrealized gain in investment in Imara		103,294
Reimbursed expenses		74,245
Interest income		19,730
		2,480,085
EXPENSES		
Employee leasing expenses		643,758
Rent expense		367,939
Travel expenses		216,944
Depreciation & amortization		58,872
Professional fees and outside consultants		45,070
Office expenses		19,811
Utilities		11,401
Insurance		10,310
Taxes		8,986
Miscellaneous expenses		7,467
		1,390,558
NET INCOME	$	1,089,527

The accompanying notes are an integral part of these financial statements

HARMON & CO., LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2005

	Member Capital	Retained Earnings	Total
Balance at January 1, 2005	$ 2,366,232	$ 202,520	$ 2,568,752
Capital contributions	300,054		300,054
Net income	-	1,089,527	1,089,527
Balance at December 31, 2005	$ 2,666,286	$ 1,292,047	$ 3,958,333

The accompanying notes are an integral part of these financial statements

HARMON & CO., LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2005

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 1,089,527
Adjustments to reconcile net income to net cash provided by (used in) operating activities:	
Depreciation expense	58,872
Unrealized gain on investment in Imara	(103,294)
Changes in operating assets and liabilities	
Prepaid expenses	(10,760)
Accounts receivable	(815,414)
Accounts payable and accrued expenses	(77,966)
Deferred revenue	(515,410)
NET CASH (USED IN) OPERATING ACTIVITIES	(374,445)
CASH FLOWS FROM INVESTING ACTIVITIES:	
Proceeds from sale of investment in Prince Street Fund	82,897
Purchase of additional investment in Imara Capital Fund	(50,000)
Purchase of property and equipment	(1,216)
NET CASH PROVIDED BY INVESTING ACTIVITIES	31,681
CASH FLOWS FROM FINANCING ACTIVITIES	
Proceeds from capital contribution	300,054
Increase in loan receivable from Harmon Investments	(5,000)
NET CASH (USED IN) PROVIDED BY FINANCING ACTIVITIES	295,054
NET (DECREASE)	(47,710)
CASH AND CASH EQUIVALENTS, Beginning	240,243
CASH AND CASH EQUIVALENTS, Ending	$ 192,533

The accompanying notes are an integral part of these financial statements

HARMON & CO., LLC

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - Organization and Summary of Significant Accounting Policies

Organization

Harmon & Co., LLC (a single member LLC, the "Company") was organized under the laws of New York in June of 2001. The Company was formerly known as J.A. Harmon Associates, LLC but changed the name to Harmon & Co., LLC in January of 2002. The Company mainly performs advisory services for boards and committee's of various corporations. Commencing in year 2005, the Company became a registered broker-dealer. To date the company has not performed any broker dealer transactions. The company primarily acts as a corporate and investment advisor. The Company is registered with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Security Dealers, Inc. ("NASD") and is a member of Securities Investors Protection Corporation ("SIPC").

Cash and Cash Equivalents

The Company has defined cash equivalents as highly liquid instruments, with original maturities of less than ninety days, that are not held for sale in the ordinary course of business.

Imara Capital Partners 7.5% Convertible Bonds

In October of 2004, the Company purchased $200,000 7.5 % Convertible Bonds of Imara Capital Partners, an investment manager specializing in investing the emerging market economy of Zimbabwe. Each Bond is convertible to 6 shares of Imara Capital Partners stock. The bonds pay semi-annual interest.

Imara Capital Partners – managed investments

In November of 2004 and January of 2005, the Company invested $50,000 for a total investment of $100,000 in an investment pool managed by Imara Capital Partners. Imara invests in equity securities, and real estate in the country of Zimbabwe. This pool of investments was fair market value at $203,894 on December 31, 2005.

Capitalized costs of broker dealer license

During fiscal year 2004 the Company incurred $67,170 in legal fees to obtain a broker dealer license. These fees were capitalized and amortized over a 15 year life. To date the Company has amortized $8.956.

Employee Leasing expense

As of January 1, 2004, the Company entered into an Agreement with Ambrose Employer Group to pay all of the company's employees through an employee leasing arrangement. All salaries are paid for by Ambrose and reimbursed by the Company. During the year gross payments to Ambrose amounted to $ 750,570, $3,466 represented advanced payments toward 2006. Employee leasing expenses are presented net of cost reimbursements received from related parties of $6,250 from Harmon Foundation and $100,000 from The Caravel Fund.

Rent Expense

The Company has entered into several sub-tenant agreements. Rent is presented net of sub-tenant rental income.

NOTE 2 - Income Taxes

The Company was formed as a single member LLC which has no tax consequences for the company. All tax consequences flow through to the member.

NOTE 3 - Net Capital Requirement

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934. The rule requires the maintenance of minimum net capital, as defined, and that aggregate indebtedness, as defined, may not exceed fifteen times net capital, as defined. At December 31, 2005, the Company had net capital of $168,961 which exceeds its minimum requirement by $163,961.

NOTE 4 - Related Party Transactions

Loans receivable

The Company loaned $2,005,000 to Harmon Investments, LLC, an affiliated company owned 100% by the sole member of the Company. The receivable is non interest bearing and the loan is due on December 31, 2006.

Letter of credit obligation under office lease

On January 8, 2002, the company entered into an office lease requiring a $245,000 letter of credit as a security deposit. The sole member deposited $245,000 in an account in the sole member's name and the Bank issued a letter to the lesser on the Company's behalf.

Rent Expense

On October 31, 2005, the Company entered into a sub-lease with JER Partners. The president of JER Partners is the daughter of the sole member. The contract is for one year for $9,000 per month. As of December 31, 2005, $27,000 was billed of which $9,000 was paid.

Salary expense

During the year the company charged entities for services that were performed by Harmon & Co. employees. $6,250 was charged to The Harmon Foundation for administrative services and

Salary expense (cont.)

$100,000 plus related offices expenses were charged to Caravel Fund for investment advisory services performed by Harmon & Co.

NOTE 5- Property, Plant, and Equipment

Property and equipment, including amounts acquired under capital leases, consists of the following at December 31, 2005:

	2005
Office Equipment	$ 32,423
Computer Software	1,448
Furniture and Fixtures	198,703
Leasehold Improvements	92,020
Artwork	11,672
	335,706
Less: accumulated depreciation	(220,389)
Property and equipment, net	$ 115,317

NOTE 6 - Concentrations of Credit Risks

Financial instruments, which potentially expose the Company to concentration of credit risk, consist primarily of cash and cash equivalents. The Company maintains its cash balances in accounts, which may at times exceed federally insured limits. The Company limits its credit risk by selecting financial institutions considered to be highly creditworthy.

The Company is engaged in various investment and investment advisory activities in which counterparties primarily include banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instruments. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

The Company provided advisory services to Alfa Capital Partners, Ltd. in April of 2004. $488,494 was paid in April of 2004 with the agreement to pay $361,506 in April of 2005, classified as a current receivable and $400,000 in April of 2007, classified as a receivable due in more than one year. Although, Alfa Capital Partners Ltd is a strong company, one of the largest banks in Russia, these receivables make up a significant part of the Company's assets and are receivable form a company doing business in Russia. Russia's present economic condition remains volatile and the collectibility of this receivable can not be guaranteed. The Company has not reserved for these receivable due to the present good standing of the company and the present economic climate of the Russian economy.

NOTE 6 - Concentrations of Credit Risks (cont.)

The Company has invested a total of $300,000 in the form of a 7.5%, $200,000 Bond in Imara Capital Partners and $100,000 invested in an investment pool managed by Imara Capital Partners in the country of Zimbabwe. Although as of December 31, 2005 these investments have performed well, the currency and economy are potentially unstable and the value of these investments can not be guaranteed.

NOTE 7 - Commitments and Contingencies

Operating Lease

The Company leases office space under an operating lease 888 7th Avenue LLC, which expires on January 31, 2012. The Company entered into 2 sub-lease agreements with Bismarck Capital, LLC and JER Partners. The Bismarck sub-lease agreement was entered into on April 12, 2004 and expired on December 31, 2004. The contract renews automatically for 1 year each year on the anniversary. Sub tenant rent for Bismarck Capital is equal to 25% of the rent billed by landlord plus reimbursement for certain office expenses. On November 1, 2005 the Company entered into a sub-lease agreement with JER Partners for $9,000 per month. The sub-lease terms run concurrent with the Company lease although either party can terminate with 30 days notice.

	Gross Rent	Sub Rent Income	Net Rent
2006	$ 512,598	$ 225,470	$ 287,127
2007	546,438	108,000	438,438
2008	555,244	108,000	447,244
2009	561,981	108,000	453,981
2010	568,758	108,000	460,758
2011	575,643	108,000	467,643
2012	48,018	9,000	39,018
Future rent	$ 3,368,680	$ 774,470	$ 2,594,210

SUPPLEMENTARY INFORMATION

HARMON & CO., LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2005

NET CAPITAL		
Total member's equity	$	3,958,333
Less: Non allowable assets		(3,789,372)
NET CAPITAL		168,961
Minimum net capital required		5,000
EXCESS NET CAPITAL	$	163,961
EXCESS NET CAPITAL AT 1,000 PERCENT	$	161,604
AGGREGATE INDEBTEDNESS		
Total aggregate indebtedness	$	23,572
COMPUTATION OF MINIMUM NET CAPITAL REQUIRED		
Total aggregate indebtedness	$	23,572
Rate		6.4%
	$	1,509
Minimum dollar net capital requirement	$	5,000
MINIMUM NET CAPITAL REQUIRED	$	5,000
Percentage of aggregate indebtedness to net capital		14.0%

No material differences exist between the above computation and the computation included in the Company's corresponding unaudited Form X-17a-5 Part IIA filing

See independent auditors' report

HARMON & CO., LLC

COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15C3-3

AS OF DECEMBER 31, 2005

The Company does not effect transactions for anyone defined as a customer under Rule 15c3-3. Accordingly, there are no items to report under the requirements of this rule.

See independent auditors' report

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL

To the Sole Member of
Harmon & Co., LLC

In planning and performing our audit of the financial statements and supplemental schedules of Harmon & Co., LLC (the "Company"), for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by Rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use of disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial

statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report recognizes that it is not practical in an organization the size of Harmon & Co., LLC to achieve all the divisions and duties and crosschecks generally included in a system of internal accounting control and that alternatively greater reliance must be placed on surveillance by management.

This report is intended solely for the information and use of the Member, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Tanton and Company LLP

Certified Public Accountants

New York, New York,
February 15, 2006